Exhibit 5

July 19, 2002

New York Stock Exchange
New Listings and Client Service
20 Broad Street, 17th Floor
New York NY 10005

Re:	CACI International Inc

Ladies and Gentlemen:

As Executive Vice President, General Counsel and Secretary of CACI International Inc, a company incorporated in Delaware (the "Company"), I have been requested to render this opinion in connection with the Company's application (the "Application") for listing on the New York Stock Exchange, Inc. (the "Exchange") of an aggregate of 38,980,199 shares of its Class A Common Stock, $0.10 par value (the "Common Stock") as follows:

(a)	28,427,999 shares of Common Stock (the "Outstanding Shares") currently issued and outstanding;

(b)	7,771,640 shares of Common Stock (the "Treasury Shares") held in treasury; and

(c)	2,780,560 shares of Common Stock (the "Incentive Option Shares") reserved for issuance upon the exercise of options granted and to be granted pursuant to the Company's 1996 Stock Incentive Plan (the "Incentive Plan").

I have examined and am familiar with the application and related listing forms filed by the Company with the exchange in connection with the Application.

I also have examined (i) copies, certified to my satisfaction to be complete and accurate, of the Certificate of Incorporation and the By-Laws of the Company, both as amended to date; (ii) records of proceedings of the Board of Directors and stockholders of the Company; (iii) agreements and corporate records relating to the transactions whereby the Outstanding Shares were issued, the Registration Statement, the Company's Registration Statement on Form S-1 (No. 4) relating to the Outstanding Shares and Treasury Shares, and the Company's Registration Statements on Form S-8 relating to the Incentive Option Shares; and (iv) original certificates of public officials.

In addition, I have made such investigations and have reviewed such other documents as I have deemed necessary or appropriate under the circumstances.

With respect to all of the foregoing documents, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, and the conformity of originals of all documents submitted to me as certified or reproduced copies.

Based upon the foregoing, I am of the opinion that:

1.	The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

2.	All the Outstanding Shares and Treasury Shares have been duly authorized and validly issued and are fully paid and non-assessable.

3.	The Incentive Option Shares have been duly authorized and, when and to the extent issued upon exercise of options granted and to be granted pursuant to the Incentive Plan, will be validly issued, fully paid and non-assessable.

4.	Under both the General Corporation Law of Delaware and the Virginia Stock Corporation Act, stockholders of the Company have no personal liability for the debts or obligations of the Company as a result of their status as stockholders.

5.	All of the shares described on page one of this letter, including the Outstanding Shares, the Treasury Shares and the Incentive Option shares, have been registered under the Securities Act of 1933.

I am a member of the Bar of the District of Columbia and of the States of New Jersey and Massachusetts, and do not hold myself out as being expert on laws other than the laws of the United States of America and the General Corporation Law of the Commonwealth of Virginia and the State of Delaware.

I consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement.

Sincerely,

/s/ Jeffrey P. Elefante

Jeffrey P. Elefante
Executive Vice President,
General Counsel and Secretary